Exhibit (a)(5)(D)

MEMORANDUM OF UNDERSTANDING

WHEREAS, there is a consolidated putative class action lawsuit currently pending in the Court of Chancery of the State of Delaware (the “Court”), styled In re William Lyon Homes Shareholder Litigation, C.A. No. 2015-N (the “Action”), which is the consolidation of two separate actions purportedly brought on behalf of the stockholders of William Lyon Homes (“Lyon Homes”) against Lyon Homes and Lyon Homes’ board of directors (the “Individual Defendants,” and collectively with Lyon Homes, the “Defendants”);

WHEREAS, the Action challenges General William Lyon’s (“General Lyon”) March 17, 2006 proposal to acquire all of the outstanding shares of Lyon Homes common stock not otherwise owned by General Lyon for $93.00 in cash per share, as set forth in the Schedule SC TO-T filed with the Securities Exchange Commission (the “Tender Offer”);

WHEREAS, subsequent to the filing of the Action, a preliminary injunction hearing was scheduled in the Action for April 11, 2006;

WHEREAS, following the announcement of the Tender Offer, the board of directors of Lyon Homes (the “Lyon Homes Board”) appointed a special committee of independent directors who are not members of Lyon Homes management or employed by Lyon Homes (the “Special Committee”) to consider the Tender Offer;

WHEREAS, counsel for Lyon Homes and plaintiffs’ counsel in the Action (“Plaintiffs’ Counsel”) have engaged in arm’s-length negotiations concerning a possible settlement of the Action;

WHEREAS, Defendants produced over 30,000 pages of documents to Plaintiffs’ Counsel in response to plaintiffs’ request for production of documents in the Action;

WHEREAS, the documents produced in the Action by Defendants included various public information relating to Lyon Homes and various non-public, internal financial information;

WHEREAS, Plaintiffs’ Counsel have taken the depositions of defendant Wade Cable, defendant General Lyon, defendant William H. Lyon and Michael DeMarco of Lehman Brothers Inc. (“Lehman Brothers”), the financial advisor to General Lyon in connection with the Tender Offer, and served subpoenas for the depositions of representatives of the Special Committee and its financial advisor;

WHEREAS, Plaintiffs’ Counsel and plaintiffs’ financial expert retained in connection with the Action, having developed their own financial analysis of Lyon Homes, shared that analysis with counsel for General Lyon and General Lyon’s financial advisor on March 29, 2006, and demanded that General Lyon increase the consideration offered to public shareholders in the Tender Offer;

WHEREAS, Plaintiffs’ Counsel and plaintiffs’ financial expert retained in connection with the Action further shared their financial analysis with counsel for the Special Committee on March 31, 2006;

WHEREAS, between March 29, 2006, and the date of this Memorandum of Understanding (the “Memorandum”), Plaintiffs’ Counsel and counsel for General Lyon have had numerous discussions and negotiations relating to the terms of the proposed Tender Offer, including price and other material terms and conditions set forth in this Memorandum;

WHEREAS, counsel for all parties to the Action have reached an agreement in principle, set forth in this Memorandum, providing for the settlement of the Action between and among plaintiffs, on behalf of themselves and the putative Class (defined below), and Defendants, on the terms and subject to the conditions set forth below (the “Settlement”);

WHEREAS, Defendants have consented to the conditional certification of the Action as a class action pursuant to Chancery Court Rules 23(b)(1) and 23(b)(2) for settlement purposes only as defined in Paragraph 6(a) hereinafter;

WHEREAS, Plaintiffs’ Counsel have determined that a settlement of the Action on the terms reflected in this Memorandum is fair, reasonable, adequate, and in the best interests of plaintiffs and the putative Class;

WHEREAS, Defendants, to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegations made in the Action, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled and dismissed on the terms reflected in this Memorandum;

WHEREAS, General Lyon has agreed to increase the price offered in the Tender Offer to $100 per share, and has further agreed to hold this offer open until April 21, 2006;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the parties to the Action have agreed in principle as follows:

1. General Lyon shall proceed with the Tender Offer in which public stockholders of Lyon Homes shall be entitled to elect to tender their shares for $100 per share. The Tender Offer will be subject to, among other conditions, the condition that a majority of the shares of Lyon Homes common stock other than shares held by General Lyon, by William H. Lyon or his affiliates, or by any director or officer of Lyon Homes, including the shares held by Lyon Homes’ President Wade H. Cable and the Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust (the “Cable Shares”), which shall be excluded for said condition, shall have been validly tendered and not withdrawn before the Tender Offer expires (the “Majority of the Minority Condition”). General Lyon acknowledges that he took into account the desirability of satisfactorily addressing the claims asserted in the Action in agreeing to the foregoing terms of and conditions to the Tender Offer, and that the efforts of Plaintiffs’ Counsel in the Action contributed to the increased consideration from $93 to $100 offered to Lyon Homes public stockholders in the Tender Offer and the disclosures described in Paragraph 3 below.

2. Defendants will provide Plaintiffs’ Counsel in the Action with such additional expedited document production as may be reasonably requested and will provide promptly such additional depositions as may be reasonably requested by Plaintiffs’ Counsel at times mutually agreed upon by the parties, including a deposition in the Action of one member of the Special Committee, one representative from the Special Committee’s financial advisor, Morgan Stanley, and such other witnesses as the parties may agree upon, if any, to confirm the fairness and adequacy of the Settlement and the disclosures relating to the Tender Offer (the “Settlement-Related Proceedings”).

3. General Lyon agrees to include in an amendment to his Tender Offer Statement or Schedule the following disclosures:

(i) In the discussion of “Special Factors”, as part of Item 1, “Background of the Amended Offer; Contracts with Lyon Homes,” the following statement: “The Cable Shares, over which the Offeror has voting control, are not considered part of the “minority” for the Majority of the Minority Condition, and thus will not count towards the number of shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied.”

(ii) In the discussion of “Special Factors”, as part of Item 1, Background of the Amended Offer; Contracts with Lyon Homes,” a description of the following: that in 2005, General Lyon proposed to acquire the outstanding publicly held minority interest of Lyon Homes at $82 share, that a Special Committee formed to evaluate this proposal communicated its view that the offer was inadequate, that General Lyon withdrew his proposal and that the Board of Directors of Lyon Homes thereafter disbanded the Special Committee, and that each of the four members of the Special Committee ultimately resigned from the Board of Directors and submitted a letter, included as Exhibit 17.1 to the Form 8-K filed by Lyon Homes on August 5, 2005, clarifying their position on the above events.

(iii) In the discussion of “Special Factors”, as part of Item 3, “Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger,” the following statement: “The Offeror and William H. Lyon consulted with their financial and legal advisors in reaching their decision with respect to the fairness of the Amended Offer and the Merger.”

(iv) In the discussion of “The Amended Offer”, as part of Item 10, “Certain Effects of the Amended Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” the following statement: “The Offeror and William H. Lyon will not seek to terminate the registration of the Shares prior to consummation of the Merger, even if the requirements for terminating registration are met.”

4. The parties to the Action will use their best efforts to agree upon, execute and present to the Court by April 17, 2006, a formal stipulation of settlement (“Stipulation”) and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Action in the manner contemplated herein and by the Stipulation.

5. Pending the negotiation and execution of the Stipulation, all proceedings in the Action, except for Settlement-Related Proceedings, shall be suspended. The Stipulation shall provide that all proceedings in the Action, except for Settlement-Related Proceedings, shall be suspended until the Settlement-related proceedings are concluded.

6. The Stipulation shall include, among other things, the following provisions:

(a) for the conditional certification of the Action as a consolidated class action pursuant to Chancery Court Rules 23(b)(1) and (b)(2) on behalf of a class consisting of all common stockholders of Lyon Homes, other than General Lyon, William H. Lyon and their affiliates through and including the date of the consummation of the Tender Offer, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, and excluding Defendants (the “Class”);

(b) for the complete discharge, dismissal with prejudice, settlement and release of, and an injunction barring, all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of any member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendants and/or their respective families, parent entities, associates, affiliates or subsidiaries, and each and all of their respective past, present or future officers, directors, stockholders, agents, representatives, employees, attorneys, financial or investment advisors, advisors, consultants, accountants, investment bankers, commercial bankers, trustees, engineers, agents, insurers, co-insurers and reinsurers, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, heirs, executors, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”), whether or not any such Released Persons were named, served with process or appeared in the Action, which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, transactions, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related, directly or indirectly, in any way to, the Action or the subject matter of the Action, and including without limitation any claims in any way related to: (i) the Tender Offer, or any amendment thereto; (ii) the fiduciary obligations of any of the Defendants or Released Persons in connection with the Tender Offer, or any amendment thereto; (iii) the negotiations in connection with the Tender Offer, or any amendment thereto; and (iv) the disclosure obligations of any of the Defendants or Released Persons in connection with the Tender Offer, or any amendment thereto (collectively, the “Settled Claims”); provided however, that the Settled Claims shall not include the right of the plaintiffs or any members of the Class to enforce in the Court the terms of the Stipulation or any properly perfected claims for appraisal in connection with the merger that is proposed to be consummated following the Tender Offer;

(c) that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the plaintiffs, the Class or anyone else;

(d) that Defendants are entering into the Settlement solely because it will eliminate the uncertainty, distraction, burden and expense of further litigation;

(e) that the Settlement is subject to the successful completion of the Tender Offer, including any amendment thereto;

(f) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings;

(g) that subject to the Order of the Court, pending final determination of whether the Settlement should be approved, plaintiffs and all members of the Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Person; and

(h) that General Lyon acknowledges that he took into account the desirability of satisfactorily addressing the claims asserted in the Action in agreeing to the foregoing terms of and conditions to the Tender Offer, and that the efforts of Plaintiffs’ Counsel in the Action contributed to the increased consideration from $93 to $100 offered to Lyon Homes public stockholders in the Tender Offer and the disclosures described in Paragraph 3 above.

7. This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if: (i) the Settlement does not obtain final Court approval for any reason; (ii) plaintiffs in the Action conclude, after obtaining the confirmatory discovery provided for herein, that the Settlement memorialized herein is not fair, adequate, and in the best interests of the Class; or (iii) the Tender Offer, including any amendment thereto, is not concluded for any other reason. In the event any party withdraws from the Settlement, this Memorandum shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, and neither the existence of this Memorandum nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

8. The Stipulation shall provide a statement that: (i) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release; (ii) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code; and (iii) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

9. This Memorandum will be executed by counsel for the parties to the Action, each of whom represents and warrants that they have the authority from their client(s) to enter into this

Memorandum and bind their clients thereto, that plaintiffs are the only holders and owners of their claims and causes of action asserted in the Action, and that none of plaintiffs’ claims or causes of action referred to in any complaint or amended complaint in the Action or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

10. This Memorandum, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to Delaware’s principles governing choice of law. The parties agree that any dispute arising out of or relating in any way to this Memorandum, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court, and the parties expressly waive any right to demand a jury trial as to any such dispute.

11. This Memorandum may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.

12. The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Action, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein.

13. This Memorandum shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

14. Plaintiffs in the Action and their counsel intend to petition the Court for a reasonable award of fees and expenses in connection with the Action (the “Fee Application”), including, without limitation, fees and expenses for or payable to any advisor engaged by or for the Plaintiffs, in an amount not to exceed $ 1,200,000 (one million two-hundred thousand dollars) (collectively, the “Fees and Expenses”). Subject to the terms and conditions of this Memorandum and the terms and conditions of the Stipulation contemplated hereby, General Lyon alone, on behalf and for the benefit of himself and the other defendants in the Action, shall pay such Fees and Expenses as may be awarded by the Court in accordance with the terms of the Stipulation. Final resolution of the Fee Application shall not be a precondition to the dismissal of the Action in accordance with the Stipulation, and the Stipulation shall provide that the Fee Application may be considered separately from the proposed Settlement of the Action. General Lyon alone shall pay fees and expenses awarded by the Court in the Action to Plaintiffs’ Counsel in the Action thirty (30) days after the Effective Date (defined below) of the Settlement of the Action or as otherwise agreed by the parties. Except as provided herein, the Released Persons shall bear no other expenses, costs, damages, or fees alleged or incurred by any of the named plaintiffs, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

15. Lyon Homes shall be responsible for providing notice of the Settlement to the members of the Class. Lyon Homes shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class.

16. The “Effective Date” of the settlement of the Action shall be the date on which the Order of the Court approving the settlement of the Action becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise.

17. This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth below.

/s/ Carl L. Stine	/s/ Carmella P. Keener
Carl L. Stine, Of Counsel WOLF POPPER LLP 845 Third Avenue New York, NY 10022 (212) 759-4600 Plaintiffs’ Co-Lead Counse	Carmella P. Keener (DSBA No. 2810) ROSENTHAL, MONHAIT & GODDESS, P.A. 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433 Plaintiffs’ Co-Liaison Counsel

/s/ Lee D. Rudy	/s/ Daniel J. Brown
Lee D. Rudy, Of Counsel SCHIFFRIN & BARROWAY, LLP 280 King of Prussia Road Radnor, Pennsylvania 19087 (610) 667-7706 Plaintiffs’ Co-Lead Counsel	Daniel J. Brown (DSBA No. 4688) CHIMICLES & TIKELLIS LLP One Rodney Square P.O. Box 1035 Wilmington, Delaware 19899 (302) 656-2500 Plaintiffs’ Co-Liaison Counsel

/s/ Daniel P. Lefler	/s/ S. Mark Hurd

Daniel P. Lefler, Of Counsel

IRELL & MANELLA LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

(310) 277-1010

Attorneys for Defendants William Lyon

Homes, Wade H. Cable, Richard E. Frankel,

Gary H. Hunt and Alex Meruelo

S. Mark Hurd (DSBA No. 3297)

MORRIS, NICHOLS, ARSHT, & TUNNEL LLP

1201 N. Market Street

Wilmington, Delaware 19801

(302) 658-9200

Attorneys for Defendants William Lyon

Homes, Wade H. Cable, Richard E. Frankel,

Gary H. Hunt and Alex Meruelo

/s/ Michael G. Yoder	/s/ Catherine G. Dearlove
Michael G. Yoder, Of Counsel O’MELVENY & MYERS LLP 610 Newport Center Drive, 17th Floor Newport Beach, California 92660 (949) 823-7936 Attorneys for Defendants General William Lyon and William H. Lyon

Catherine G. Dearlove (DSBA No. 3328)

RICHARDS, LAYTON & FINGER

One Rodney Square

920 N. King Street

P.O. Box 551

Wilmington, Delaware 19899

(302) 651-7788

Attorneys for Defendants General William

Lyon and William H. Lyon

/s/ Robert E. Palmer	/s/ David C. McBride

Robert E. Palmer, Of Counsel

GIBSON, DUNN & CRUTCHER LLP

Jamboree Center

4 Park Plaza, Suite 1400

Irvine, California 92614

(949) 451-3947

Attorneys for Defendants Harold H. Greene,

Arthur B. Laffer, and Lawrence M. Higby

David C. McBride (No. 408)

The Brandywine Building

1000 West Street, 17th Floor

Wilmington, Delaware 19899

(302) 571-6600

Attorneys for Defendants Harold H. Greene,

Arthur B. Laffer, and Lawrence M. Higby

Dated: April 10, 2006